

February 11, 2025

Archit Shah
Chief Financial Officer
iCoreConnect Inc.
529 Crown Point Road, Suite 250
Ocoee, Florida 34761

> **Re: iCoreConnect Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2025**
> **File No. 333-284794**

Dear Archit Shah:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Cavas S. Pavri